UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 06 February 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
, T
P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile   +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile   +27 72 493 5170
email    Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile   +27 83 260 9279
email    Sven.Lunsche@
goldfields.com
MEDIA RELEASE
Trading statement for FY 2019

Johannesburg, 6 February 2020: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) advises that headline earnings per share for the
12 months ended 31 December 2019 (FY 2019) are expected to
range from US$0.19-0.21 per share, 171-200% (US$0.12-0.14 per share) higher than the headline earnings of US$0.07 per share reported for the 12 months ended 31 December 2018 (FY 2018).

Basic earnings per share for FY 2019 are expected to range from
US$0.19-0.21 per share, 145-150% (US$0.61-0.63 per share) higher than the basic loss of US$0.42 per share reported for FY 2018.

Normalised earnings per share for FY 2019 are expected to range from US$0.41-0.43 per share, 1267-1333% (US$0.38-0.40 per
share) higher than the normalised earnings of US$0.03 per share reported for FY 2018.

The increase in basic and headline earnings is driven by higher production, higher gold prices achieved, lower cost of sales and lower impairment charges in 2019.

Strong end to 2019
For Q4 2019, attributable gold equivalent production is expected to be 590koz (Q3 2019: 523koz), with all-in sustaining costs (AISC) –
original interpretation - of US$922/oz (Q3 2019: US$1,018/oz) and
US$864/oz (Q3 2019: US$947/oz) on the revised interpretation. All-
in costs (AIC) for the quarter are expected to be US$974/oz (Q3
2019: US$1,084/oz).

Attributable gold equivalent production for 2019 is expected to be
2,195koz, 8% higher than 2018 (FY18: 2,036koz), exceeding the upper end of the guidance range of 2,130-2,180koz. Production once again exceeded the annual guidance provided at the start of the year.

AIC for 2019 are expected to be US$1,064/oz, 9% lower than 2018
(FY18: US$1,173/oz) and below guidance for 2019 of US$1,075/oz to US$1,095/oz. AISC on the original WGC interpretation are
expected to be US$970/oz (FY18: US$981/oz) and US$897/oz on
the revised interpretation. AISC guidance (original interpretation) for
2019 was between US$980/oz and US$995/oz.

Notable cash generation and net debt reduction for 2019
Net cash flow is expected to be US$249m for FY 2019, after growth expenditure of US$193m, comprising US$71m on Damang, US$67m for Gruyere and US$55m on Salares Norte. Mine cash flow for the year, which excludes growth expenditure, is expected to be US$552m.

The net debt (pre-IFRS 16) at 31 December 2019 is expected to decrease to US$1,331m. This implies a net debt to EBITDA of 1.08x. When adjusting for IFRS 16, the net debt balance at the end of FY 2019 is expected to be US$1,664m, with a net debt to EBITDA of 1.29x.

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors.

Gold Fields expects to release FY 2019 financial results on Thursday, 13 February 2020.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com
ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines (including our Asanko Joint Venture) and projects in
Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange
(JSE) Limited, with a secondary listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 06 February 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer